

2012 ANNUAL REPORT

INTL FCStone®

INTL FCSTONE INC.

FINANCIAL HIGHLIGHTS

ADJUSTED OPERATING REVENUES, MARKED-TO-MARKET (Non-GAAP)
dollars in millions


12
$464.5
11
$414.8
10
$275.0
09
$97.5
08
$88.0

ADJUSTED INCOME FROM CONTINUING OPERATIONS, BEFORE TAX (Non-GAAP)
dollars in millions


12
$26.1
11
$51.1
10
$23.9
09
$20.2
08
$15.4

TOTAL ASSETS
dollars in millions


12
$2,958.9
11
$2,635.7
10
$2,021.7
09
$1,555.7
08
$438.0

TOTAL ADJUSTED SHAREHOLDERS' EQUITY (Non-GAAP)
dollars in millions


12
$328.7
11
$301.7
10
$251.9
09
$245.7
08
$77.3

ADJUSTED NET ASSET VALUE PER SHARE OUTSTANDING AT SEPTEMBER 30 (Non-GAAP)


12
$17.32
11
$16.17
10
$14.31
09
$14.16
08
$8.66

1924

Saul Stone, a door-to-door egg wholesaler, formed Saul Stone and Company, predecessor to FCStone.

1930

In the 1930's, Saul Stone and Company became one of the first clearing members of the Chicago Mercantile Exchange (CME).

1970

In the early 1970's, Saul Stone and Company became one of the major innovators on the CME's International Monetary Market, bringing financial futures to the forefront of the industry.

1978

A new entity called Farmers Commodities Corporation was formed to accommodate the grain hedging brokerage services.

1981

International Assets was established as an internationally focused boutique brokerage firm.

FISCAL 2008 to 2012

FISCAL YEAR ENDED SEPTEMBER 30 *(in millions, except share and per share numbers)*

INCOME STATEMENT	2012	2011	2010	2009	2008
Operating revenues	$457.7	$423.2	$269.0	$90.6	$114.9
Interest expense	11.6	11.3	9.9	8.0	11.2
Non-interest expenses	426.8	352.4	241.2	69.3	61.4
Income from operations, before tax and discontinued operations	19.3	59.5	17.9	13.3	42.3
Income tax expense	4.4	22.5	6.4	2.6	16.2
Income (loss) from discontinued operations, net of tax	-	0.2	0.6	(1.1)	1.0
Income before extraordinary (loss) income	14.9	37.2	12.1	9.6	27.1
Extraordinary (loss) income	-	-	(7.0)	18.5	-
Net income	14.9	37.2	5.1	28.1	27.1
Add: Net (loss) income attributable to noncontrolling interests	0.1	0.1	0.3	(0.5)	0.7
Net income attributable to INTL FCStone common stockholders	$15.0	$37.3	$5.4	$27.6	$27.8
Diluted earnings per share	$0.75	$1.96	$0.30	$2.80	$2.95
Average diluted shares outstanding	19,156,899	18,567,454	17,883,233	10,182,586	9,901,706

BALANCE SHEET					
Total assets	$2,958.9	$2,635.7	$2,021.7	$1,555.7	$438.0
Total shareholders' equity	$319.1	$296.3	$241.3	$238.8	$74.8
Common shares outstanding at September 30	18,984,951	18,642,407	17,601,535	17,350,727	8,928,711

UNAUDITED ADJUSTED FINANCIAL DATA (Non-GAAP) - SEE NOTE BELOW					
Adjusted operating revenues, marked-to-market	$464.5	$414.8	$275.0	$97.5	$88.0
Adjusted income from continuing operations, before tax	$26.1	$51.1	$23.9	$20.2	$15.4
Adjusted net income attributable to INTL FCStone common stockholders	$19.2	$32.1	$9.1	$32.0	$11.0
Total adjusted shareholders' equity	$328.7	$301.7	$251.9	$245.7	$77.3
Adjusted net asset value per share outstanding at September 30	$17.32	$16.17	$14.31	$14.16	$8.66
Change in adjusted operating revenues from prior year	12%	51%	182%	11%	27%
Adjusted net income to adjusted operating revenues	4%	8%	3%	33%	13%
Increase in adjusted shareholders' equity from prior year	9%	20%	3%	218%	41%
Return on average adjusted shareholders' equity (a)	6.1%	11.6%	6.5%	16.0%	16.6%

Note: The unaudited data (non-GAAP) has been adjusted for unrealized gains in commodities inventory, which is stated at the lower of cost or market value under GAAP, and unrealized values of forward commitments to purchase and sell commodities. For a reconciliation of the unaudited adjusted financial data (non-GAAP) to audited data (GAAP), see "Item 6. Selected Financial Data" in the Company's Annual Report on Form 10-K for the year ended September 30, 2012, which is included as part of this Annual Report to Shareholders.

(a) Return on average equity for 2010 excludes $7.0 million extraordinary loss resulting from purchase price adjustments related to the FCStone transaction. Return on average equity for 2009 excludes $18.5 million extraordinary gain related to the FCStone transaction.

1983	1994	2000	2004	2007	2007
Farmers Commodities Corporation (FCC) became a clearing member of the Kansas City Board of Trade in 1983 and in 1985 purchased its first seat on the Chicago Board of Trade.	International Assets was listed on NASDAQ.	FCC acquired Saul Stone and Company to become one of the nation's largest commercial grain brokerage firms.	International Assets acquired global payments business Global Currencies, thereby establishing a London office.	International Assets acquired Gainvest group in South America, specializing in asset management and asset backed securities.	FCStone acquired Chicago-based Downes-O'Neill, dairy specialists.

EXECUTION, CLEARING AND ADVISORY SERVICES IN COMMODITIES, CAPITAL MARKETS AND CURRENCIES

INTL FCStone Inc. is a Fortune 500 company, providing customers across the globe with execution and advisory services in commodities, capital markets, currencies, asset management and more.

OUR HERITAGE

The heritage of INTL FCStone dates back to 1924 when a door-to-door egg wholesaler founded a business called Saul Stone and Company. Through organic growth, acquisitions and the 2009 merger between International Assets Holding Corporation and FCStone Group, we have become a global, Fortune 500 financial services organization. Today, INTL FCStone is relied upon by thousands of customers around the world for our wide array of services — many of which are not offered by any other organization of our type – and our in-depth industry knowledge and expertise.

WHO WE ARE TODAY

INTL FCStone's customers include the producers, processors and end users of virtually every major traded commodity; commercial counterparties; governmental, non-governmental and charitable organizations; institutional investors; brokers; professional traders; commercial banks; and major investment banks.

We offer these customers a comprehensive array of products and services. Among these services are our proprietary Integrated Risk Management Program (IRMP®), as well as exchange and OTC execution and clearing services, designed to limit risk and enhance margins and bottom-line results; physical trading in base metals, precious metals and grains; a global foreign exchange and currency payment service; asset management; equities market-making; securities execution and trading; and investment banking advisory services.

Our strategy is to utilize a centralized and disciplined process for capital allocation, risk management and cost control, while delegating the execution of strategic objectives and day-to-day management to experienced individuals. This requires high-quality managers, a clear communication of performance objectives and strong financial and compliance controls. We believe this strategy will enable us to build a scalable and significantly larger organization that embraces an entrepreneurial approach to business, supported and underpinned by strong central controls.

As our company continues to expand its worldwide reach and its range of services, one thing will remain the same: Our unwavering emphasis on providing our customers with the highest level of service and expertise.

2008	September 2009	April 2010	July 2010	September 2010	October 2010
FCStone acquired Nashville-based Globecot, cotton specialists.	International Assets Holding Corporation and FCStone Group, Inc. merged.	Risk Management Incorporated, energy risk management specialists, was acquired by the newly merged company.	The Company acquired Hanley Group companies and established INTL Hanley to expand the group's OTC trading business.	The Company acquired the business of Provident Group creating the investment banking and advisory division.	The Company acquired the futures division of Hencorp, coffee, cocoa and sugar specialists.



$328.7 MILLION

ADJUSTED STOCKHOLDERS' EQUITY $328.7 million as of September 30, 2012

$3.0 BILLION

TOTAL ASSETS $3.0 billion as of September 30, 2012

20,000 CUSTOMERS

20,000 CUSTOMERS in more than 100 COUNTRIES

FAST FACTS

- Ranked #30 on the 2012 Fortune 500 list of the largest U.S. corporations
- Executive management has significant ownership
- 1,074 Employees as of September 30, 2012
- More than 20,000 customers in more than 100 countries through a network of 33 offices around the world
- Fiscal year 2012 adjusted operating revenues were a record $464.5 million, up 12%, and adjusted net income attributable to common stockholders from continuing operations was $19.2 million, down 40.1%

PRODUCTS AND SERVICES OFFERED

- Risk Management Advisory Services
- Futures/Clearing/Brokerage
- OTC and Structured Products
- Physical Trading in Select Commodities
- Global Payments and Treasury Services
- Securities Execution and Trading
- Investment Banking and Advisory Services
- Foreign Exchange Trading
- Market Research
- Asset Management

March 2011	August 2011	November 2011	May 2012	September 2012	December 2012
International Assets Holding Corporation changed name to INTL FCStone Inc.	Ambrian Commodities Limited ("ACL"), was acquired to provide commodities execution capabilities in the key LME market.	INTL FCStone (Europe) Limited acquired the business of the Metals Division of MF Global and upgraded to LME Category One ring dealing membership.	INTL Holding (UK) Limited acquired TRX Futures Ltd., a London-based brokerage and clearing firm for commercial coffee and cocoa customers that also offers energy and financial products.	INTL FCStone launched online news and analysis subscription service Commodity Network.	INTL FCStone Securities Inc. acquired institutional accounts of Tradewire Securities, LLC.

CHAIRMAN'S LETTER TO SHAREHOLDERS

Ten years ago almost to the day, I invested in and became a director of this company.

With the benefit of hindsight, the investment was an excellent one, but at the time, the company's future was far from assured. Its stock was trading at around 60 cents per share, and it had a book value of approximately $1.40 and a pre-investment-market capitalization of less than $2 million.

I don't think any of us could have imagined at the time how far we would come from these humble beginnings. Today, INTL FCStone has become a prominent franchise in the commodities sector, with a particular emphasis on grains and metals. Our stock price is 30 times higher than it was then, and our book value is more than 12 times higher, at $17.32. Our market capitalization is approximately $350 million, more than 175 times greater than it was when I began my tenure as a director. Other than two small rounds that raised approximately $40 million in capital, these results have been accomplished through accretive acquisitions and organic growth.

This growth has not been without its difficulties, however. The recent series of global economic disruptions has negatively affected virtually every financial services organization worldwide. More specifically, the FCM (Futures Commission Merchant) component of INTL FCStone's business has, like all FCMs, been affected by low interest rates, declining commodity trading volumes, the increasing use of technology to connect customers directly to exchanges, the highly publicized recent collapses of two prominent FCMs and, perhaps of greatest significance, the most comprehensive change to regulatory oversight we have witnessed in our lifetimes.

As a result of all these factors, our stock price has dropped from its peak, reached before the global financial crisis, of more than $35 per share. This low current valuation of our company, despite our long-term achievements, is of concern to both your management and your board of directors.

Nonetheless, our financial results for the fourth quarter of 2012 are an encouraging indication that the best is yet to come for INTL FCStone. We produced record adjusted operating revenues of $125 million for the quarter, as well as a return on equity (ROE) of nearly 16%, directly in line with management's targets. In addition, our adjusted revenues were up 21%, and our adjusted earnings rose by a full 166% compared to the same quarter a year ago.

As I look back at the past 10 years, I am highly encouraged by our performance. We have demonstrated our ability to grow our larger market segments, and to deal with a geographically and product-diverse business while at the same time maintaining tight risk control and first-class operations and support systems. In addition, we have maintained the capital resources and, more importantly, the liquidity to deal with these markets. Nothing illustrates our ability to achieve these objectives better than our performance during the crisis year of 2008, when we not only remained profitable but achieved double digit returns on equity and an increase in book value.

As to the future, we cannot do much about the credit crises, the fiscal "cliffs" and other macro factors. What we can do, however, is strive to continue your company's performance on an absolute and comparative basis. The key to our continued success lies in an ongoing and intensive focus on risk controls, robust systems and the ability to manage and motivate people, plus the strategic vision necessary to grow the business.

I never forget that the principal asset of our business is its people, and I can assure you that your company has a team second to none and that therefore I have every confidence that the business will continue to grow and prosper. I can also assure you that senior management and the board of directors are significant shareholders, and that therefore your interests and ours are perfectly aligned, and that shareholder value creation is a continuing priority for us.

Recently, I was privileged to attend a dinner in London hosted by our newly acquired LME team, and was encouraged to hear that we had been named the top LME broker for 2012. We had more than 260 high-quality customers at the dinner and 600 at the party afterwards – a far cry from the first corporate dinner I attended in 2003, when our guest list comprised a grand total of 10 employees and a couple of directors. The degree to which we have grown over the past decade accentuates for me the fact that even greater growth is possible over the next 10 years.

Lastly it only remains for me to thank and congratulate our team on another successful year and you, our shareholders, for your continuing support.

JOHN RADZIWILL
Non-Executive Chairman

COMPOUND GROWTH 2008-2012:

46%

ADJUSTED OPERATING REVENUES

15%

ADJUSTED INCOME FROM CONTINUING OPERATIONS, BEFORE TAX

43%

ADJUSTED SHAREHOLDERS' EQUITY

21%

ADJUSTED NET BOOK VALUE PER SHARE

CHIEF EXECUTIVE'S REPORT

In fiscal year 2012, INTL FCStone experienced a second consecutive year of record adjusted operating revenues, more than 12 percent higher than last year's mark. Adjusted shareholder equity and adjusted net value per share outstanding also increased over the previous fiscal year. The continued growth in operating revenues and shareholder value is a convincing indication that the company's business model is a strong and effective one.

The company's business strategy was tested as never before by an unprecedented series of events beginning in October, 2011 with the collapse of Futures Commission Merchant (FCM) MF Global. As one of the most high-profile organizations in the FCM space, MF Global's improper use of customer margin funds, and the subsequent losses suffered by many of its customers, gave the entire listed futures industry – which had long emphasized the inviolability of margin accounts – a credibility issue with its customers. Less than ten months later, another well-known FCM, Peregrine Financial Group, shut its doors suddenly amid allegations of financial fraud, with a significant shortfall in customer funds.

While the demise of MF Global in particular removed a substantial competitor of ours from the playing field, it also contributed to a loss of confidence in the markets that was among several factors resulting in lower trading volumes overall for FCMs and exchanges.

At the same time, the financial industry faced a number of wrenching regulatory adjustments. Chief among these was the implementation of the Dodd-Frank Wall Street Reform and Consumer Protection Act, which required expensive, complex and far-reaching changes in many areas of the industry, particularly in the marketing of Over-the-Counter (OTC) derivatives.

The ongoing global financial weakness, the slowdown in the growth of commodity prices and commodity volatility, and the long-term drought in the Midwestern United States also contributed to the turmoil and uncertainty facing the commodities industry worldwide.

However, the board and executive management remain convinced that we have a strategy and a business model that remains relevant in the current difficult environment – providing a high-touch value-added service to mid-sized, mainly commercial organizations looking to hedge their financial risks and gain efficient access to financial markets. As a relationship business, we focus our expertise, capital and systems on providing thoughtful and strategic financial solutions to these organizations with the intent of creating long-term relationships with them – and, at the same time, annuities for our business.

"The continued growth in operating revenues and shareholder value is a convincing indication that the company's business model is a strong and effective one."

In many ways, this is an old-fashioned approach that has become increasingly uncommon in an industry focused on high-frequency trading, automation and a preoccupation with scale rather than service. Nonetheless, we believe our strategy works. Thanks to our unique customer-centric approach, and to our diversification across a broad range of niche financial services, we remain profitable and continue to exhibit strong growth as customers increasingly recognize us as a credible solution provider.

Our growth has also been aided by the consolidation of the industry and the resulting reallocation of capital, as business models reliant on high degrees of leverage, outright speculative or proprietary trading or the interposing of a brokerage function between a customer and an exchange without adding value have been effectively eliminated. Our business model, which has never been reliant on any of these

failed methodologies, has allowed us to earn more revenue from companies looking for high value-added alternatives.

In addition, during this challenging period, INTL FCStone made adjustments when necessary and seized opportunities where possible. At the beginning of fiscal year 2012, we acquired virtually the entire MF Global Metals Division team – considered by most the crown jewel of the MF Global operation – following its parent company's dissolution. As a direct result of this acquisition, INTL FCStone was able to upgrade its status on the London Metal Exchange to a complete Category One Ring Dealing Membership. During the year, we also made substantial investments in other parts of our London operations, including the acquisition of the London-based TRX Group, a brokerage and clearing firm for commercial coffee and cocoa customers that also offered energy and financial products.

"As we continue to reap the benefits of our recent acquisitions and an ongoing consolidation of competitors in the FCM space, we are likely to see even greater customer and revenue growth going forward."

The TRX purchase was one of several fiscal year 2012 initiatives designed to consolidate our industry-leading expertise in soft commodities, including the acquisition of Coffee Network, a subscription-based news and analysis site that was consolidated with our existing dairy and cotton subscription news services to create Commodity Network; and the expansion of our agricultural and softs trading capabilities in Shanghai and in other locations around the world.

Late in fiscal year 2012, we announced the acquisition of the institutional customers of Tradewire, a Miami-based securities business with deep and broad institutional relationships throughout Latin America and Europe. The transaction was closed in mid-December, 2012. As part of our Company, this group will now be able to offer our full range of products, including securities execution, foreign exchange, futures and investment banking services.

These acquisitions, as well as our ongoing and proactive efforts to adjust to the changing industry landscape, and an ongoing consolidation of competitors, resulted in record transaction volumes in our key businesses — despite generally lower industry volumes — greater awareness of our services and a record pace of new-account openings.

Today, INTL FCStone offers a range of capabilities that is unmatched by any other financial services organization in the world, including:

- Strategic risk-management advisory services for our commercial customer base to protect and enhance bottom-line earnings despite volatile financial and commodities markets;
- General corporate finance and investment banking capabilities related to capital transactions, as well as mergers and acquisitions, valuations, and other transactions;
- Clearing, prime brokerage and execution services for a wide range of exchanges around the world in all commodity verticals;
- A full spectrum of foreign exchange, global payments and treasury services;
- A full range of OTC vanilla and structured products to provide more complex and customized risk-management solutions for our customers;
- Physical trading of precious and base metals and select agricultural products, including off-take from our customers and the sourcing of product on their behalf;
- Customer execution in international and domestic securities.

With an emphasis on customized, hands-on customer service on behalf of under-served, under-banked and mostly middle-market companies in all industries in emerging markets and developed economies alike, INTL FCStone has created a resilient and effective service model that is likely to continue to serve us and our shareholders well as the industry continues to navigate through stormy seas.

"The experience of the past few years has surely taught everyone in the commodities industry that change is a constant, and only those organizations that have the resources and the strategic strength to anticipate and respond to this change are likely to prosper."

FINANCIAL PERFORMANCE

Management believes that the best way to assess our financial performance is on a fully marked-to-market basis. Our Form 10-K, included in this Annual Report, provides a detailed reconciliation of these numbers to the audited numbers.

During fiscal year 2012, we weathered an unprecedentedly difficult macroeconomic and industry environment to produce largely positive results. We believe that these results are a strong indication that the acquisitions and other strategic moves we have made over the past few years, as well as our customer-centric business model, are the right approach for these markets and these times.

Fiscal year 2012 adjusted operating revenues, marked-to-market, were $464.5 million, an all-time record, and the latest in an unbroken record of revenue growth since 2006.

Adjusted net income attributable to INTL FCStone common stockholders was $19.2 million, a decline of 40% from last fiscal year, primarily due to a significant increase in non-interest costs, which were up 21% over the prior year. The increase in non-interest costs is primarily attributable to recent acquisitions and to the investments in IT, infrastructure, offices and personnel necessary to support and grow these new operating units.

INTL FCStone's return on average adjusted stockholders' equity (ROE) was 6.1%, a result that we consider to be disappointing in light of our stated intentions to achieve a minimum 15% ROE. It is our intention to continue to focus in the coming fiscal year on bringing this key metric in line with our expectations.

At $426.8 million, our non-interest costs increased over the prior fiscal year, as we continue to experience significant costs relating to our recent acquisitions and the costs of personnel, IT and infrastructure. Interest expense was $11.6 million.

At the end of fiscal year 2012, INTL FCStone had 19.0 million shares outstanding, with a market capitalization of $362.1 million. Book value per outstanding share on an adjusted basis was $17.32, up 7% from last year's $16.17 and up 21% from the value of two years ago of $14.31.

We concluded the year with adjusted shareholders' equity of $328.7 million, and total assets of $3.0 billion, compared to $2.6 billion the previous year. We remain very liquid, with approximately 94 percent of our company's assets in cash; and deposits and receivables from exchange-clearing organizations, counterparties and customers, and financial instruments owned, at fair value.

As of September 30, 2012, we had committed bank facilities of $385 million, of which $218.2 million was outstanding.

Over a five-year period, management believes that our strategy has delivered outstanding growth to our shareholders both in absolute

terms as well as in terms of Compound Annual Growth (CAG). Over the last five years, the CAG of adjusted operating revenues increased 46%, the CAG of net income from continuing operations before tax increased 15%, the CAG of shareholders' equity increased 43% and the CAG of net book value per share increased 21%.

A more detailed description of each of our five operating segments is included under the Management Discussion and Analysis section of the attached 10-K filing.

"While we cannot predict the future, we do know that we are as well-positioned as anyone in the industry to take advantage of future trends and to build a stable and enduring business while operating on a business model that is unmatched by any other firm."

LOOKING FORWARD

The experience of the past few years has surely taught everyone in the commodities industry that change is a constant, and only those organizations that have the resources and the strategic strength to anticipate and respond to this change are likely to prosper.

Over the past year, INTL FCStone has put what could fairly be described as a monumental amount of effort into preparing for, and adjusting to, the new trading, legal and compliance environment necessitated by the implementation of Dodd Frank. At the same time, we have continued to be aggressive in our pursuit of new business and new opportunities.

As our operating revenues indicate, these efforts have largely paid off thus far, though it is our belief that it will take another year or two for INTL FCStone and its shareholders to fully recognize the benefits of our strategic and financial investments. While we cannot predict the future, we do know that we are as well-positioned as anyone in the industry to take advantage of future trends and to build a stable and enduring business while operating on a business model that is unmatched by any other firm.

Members of the management team are significant shareholders of the company and have their interests aligned with those of our shareholders. Our clear, unwavering focus on customers has continued to be validated through positive financial results in a very difficult market, and through the growth and expansion of our franchise.

At the end of fiscal year 2012, INTL FCStone paid a fond farewell to Pete Anderson, the firm's President, who formally retired as an executive, though he will continue as a consultant and a member of our Board of Directors. Pete's integrity, his stature in the industry and his strategic vision will continue to guide us in the years ahead.

The executive management team would like to thank all of our colleagues for their exceptional contributions during this challenging year, our Board and advisors for their guidance, our bankers for their financial support and our shareholders for entrusting their capital to us.

SEAN M. O'CONNOR
Chief Executive Officer

"WE USE OUR EXPERTISE, TECHNOLOGY AND CAPITAL TO REDUCE RISK, PROTECT AND ENHANCE OUR CUSTOMERS' BOTTOM LINES, AND PROVIDE EFFICIENT SOLUTIONS IN MORE COMPLEX FINANCIAL MARKETS."

OUR LOCATIONS

HEADQUARTERS

New York (US)
708 Third Avenue,
Suite 1500
New York, NY 10017, USA
Tel: +1 212 485 3500
Fax: +1 212 485 3505
www.intlfcstone.com

US Offices

Kansas City (MO)
+1 800 255 6381

West Des Moines (IA)
+1 800 422 3087

Chicago (IL)
+1 800 504 5633

Orlando (FL)
+1 800 541 1977

Bloomington (IL)
+1 800 747 7001

Bowling Green (OH)
+1 800 238 4146

Indianapolis (IN)
+1 866 825 7942

Miami (FL)
+1 305 925 4900

Minneapolis (MN)
+1 800 447 7993

Nashville (TN)
+1 615 724 2225

New York (NY)
+1 212 766 0100

Omaha (NE)
+1 800 228 2316

Spirit Lake (IA)
+1 800 854 6490

St. Louis (MO)
+1 800 888 4254

Topeka (KS)
+ 785 232 2252

International Offices

Asunción (Paraguay)
+595 21 624 197

Beijing (China)
+86 10 651 30855

Buenos Aires (Argentina)
+54 11 4390 7595

Campinas (Brazil)
+55 19 2102 1300

Ciudad del Este (Paraguay)
+595 21 624 197

Dubai (United Arab Emirates)
+971 4 47 8500

Dublin (Ireland)
+353 1 6349140

Goiânia (Brazil)
+55 62 3432 7912

London (United Kingdom)
+44 20 3580 6000

Maringá (Brazil)
+55 44 3033 6800

Montevideo (Uruguay)
+59 82 628 3047

Porto Alegre (Brazil)
+51 3017 9150

Recife (Brazil)
+55 81 3040 1900

São Paulo (Brazil)
+55 11 3509 5400

Shanghai (China)
+86 21 5108 1234

Singapore (Singapore)
+65 6309 1000

Sydney (Australia)
+61 2 809 42000

Winnipeg (Canada)
+1 866 634 7392

INTL FCStone®

CORPORATE GOVERNANCE STATEMENT

The Company is committed to high standards of corporate governance and has put in place a framework that fosters good governance, is practical for a company of our size and satisfies our current listing and regulatory requirements. The Company has instituted a Code of Ethics that demands honest and ethical conduct from all employees. Specific topics covered are conflicts of interest, fair dealing, compliance with regulations and accurate financial reporting.

EXECUTIVES

The roles of Chairman and CEO are split. The CEO and CFO make all necessary representations to satisfy regulatory and listing requirements. Executive compensation is determined by a Compensation Committee composed exclusively of independent directors.

BOARD OF DIRECTORS

The Company has a classified Board of Directors consisting of two executive, one non-independent, and eight non-executive directors, all eight of whom are independent. The Chairman is a non-executive director. The size of the Board will be reduced to nine members in 2013, at which time the classifications will be eliminated. The Board oversees the strategy, finances, operations and regulatory compliance of the Company through regular quarterly meetings and additional special meetings when required. The non-executive directors regularly meet independently of the executive directors. The Nominating & Governance, Audit and Compensation Committees are each composed of five independent directors. The Audit Committee meets the SEC requirement that at least one of its members should be a financial expert.

FINANCIAL REPORTING AND INTERNAL CONTROL

The Company strives to present clear, accurate and timely financial statements. Management has a system of internal controls in place, regularly assesses the effectiveness of these controls and modifies them as necessary. Risk management is an important aspect of this system of internal controls and management has established a Risk Committee to establish and monitor compliance with risk policies.

INVESTOR RELATIONS

The Company seeks to provide accurate and timely information to shareholders and other stakeholders to facilitate a better understanding of the Company and its activities. The Company seeks to distribute such information as widely as possible through filings on Form 8-K, press releases and postings on its website, www.intlfcstone.com.

FORWARD-LOOKING STATEMENTS

This Annual Report contains "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These forward-looking statements involve known and unknown risks and uncertainties, many of which are beyond the Company's control, including adverse changes in economic, political and market conditions, losses from the Company's activities arising from customer or counterparty failures, changes in market conditions, the possible loss of key personnel, the impact of increasing competition, the impact of changes in government regulation, the possibility of liabilities arising from violations of laws or regulations and the impact of changes in technology on our businesses. Although the Company believes that its forward-looking statements are based upon reasonable assumptions regarding its businesses and future market conditions, there can be no assurances that the Company's actual results will not differ materially from any results expressed or implied by the Company's forward-looking statements. The Company undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Readers are cautioned that any forward-looking statements are not guarantees of future performance.

EXECUTIVE DIRECTORS

Sean O'Connor
Chief Executive Officer

Scott Branch
Chief Operating Officer

OFFICERS

William Dunaway
Chief Financial Officer

Brian Sephton
Chief Legal & Governance Officer

Peter J. Nessler, Jr.
Executive Vice President - Commodities

R. Rene Friedman
Vice President - Global Head of Legal & Compliance

Bruce Fields
Group Treasurer

Tricia Harrod
Vice President - Global Head of Risk

Aaron Schroeder
Group Controller

David Bolte
Corporate Secretary

NON-EXECUTIVE DIRECTORS

John Radziwill
Chairman
Private Investor
Company Director

Paul G. (Pete) Anderson
Vice-Chairman
Retired Company President

Jack Friedman
Member Audit Committee
Member Nominating & Governance Committee
Chief Executive Officer
Innovative Ag Services

John M. Fowler
Member Audit Committee
Chairman Nominating & Governance Committee
Member Compensation Committee
Private Investor
Independent Consultant

Daryl Henze
Chairman Audit Committee
Independent Consultant
Company Director

Bruce Krehbiel
Member Audit Committee
Member Compensation Committee
Chief Executive Officer
Kanza Cooperative Association

Eric Parthemore
Member Compensation Committee
Member Nominating & Governance Committee
Chief Executive Officer
Heritage Cooperative, Inc.

Diego Veitia
Member Nominating & Governance Committee
Member Compensation Committee
Private Investor
Company Founder

Justin R. Wheeler
Chairman Compensation Committee
Member Audit Committee
Member Nominating & Governance Committee
Vice President
Leucadia National Corporation

CORPORATE HEADQUARTERS

708 Third Avenue, Suite 1500
New York, NY 10017, USA
Tel: +1 212 485 3500

STOCK LISTING

The Company's common stock trades on NASDAQ under the symbol "INTL".

COMPANY INFORMATION

To receive Company material, including additional copies of this annual report, Forms 10-K or 10-Q, or to obtain information on other matters of investor interest, please contact Chief Financial Officer Bill Dunaway at the Shareholder Relations address or visit our website at www.intlfcstone.com.

SHAREHOLDER RELATIONS

1251 NW Briarcliff Parkway, Suite 800
Kansas City, MO 64116, USA
Phone: +1 866 522 7188

ANNUAL MEETING

The annual meeting of shareholders will be held at 10:00 am on Thursday, February 21, 2013 in New York, NY, at the following address:

University Club of New York
One West 54th Street
New York, NY 10019

STOCK TRANSFER AGENT AND REGISTRAR

Computershare is the transfer agent and registrar for INTL FCStone Inc. Inquiries about shareholders' accounts, address changes or certificates should be directed to Computershare.

To contact by mail:
Computershare
250 Royall Street
Canton, MA 02021, USA

INTL FCStone®

708 Third Avenue, Suite 1500
New York, NY 10017, USA
Tel: +1 212 485 3500

www.intlfcstone.com